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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                              INITIAL SCHEDULE 13G






                    Under the Securities Exchange Act of 1934


                              CH Energy Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12541M102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ X ]   Rule 13d-1(b)

          [   ]   Rule 13d-1(c)

          [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                PAGE 1 OF 8 PAGES



-----------------------------------------                                        --------------------------------------
CUSIP No.   12541M102                                      13G                   Page  2  of  8  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation
           I.R.S. No.

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             1,016,533:  3,833 directly and 1,012,700 through its indirect, wholly-owned subsidiary,
                             John Hancock Advisers, LLC
    Number of
      Shares
   Beneficially
     Owned by
       Each
    Reporting
      Person
       With
                    -------- -------------------------------------------------------------------------------------------
                       6     SHARED VOTING POWER

                             -0-

                    -------- -------------------------------------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             1,016,533:  3,833 directly and 1,012,700 through its indirect, wholly-owned subsidiary,
                             John Hancock Advisers, LLC

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-

---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,016,533:  3,833 directly and 1,012,700 through its indirect, wholly-owned subsidiary, John Hancock
           Advisers, LLC


---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.45%:  .0002% directly and 6.45% through its indirect, wholly-owned subsidiary, John Hancock Advisers, LLC


---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 8 PAGES


-----------------------------------------                                        --------------------------------------
CUSIP No.   12541M102                                      13G                   Page  3  of  8  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Financial Services, Inc.
           I.R.S. No. 04-3483032

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-

    Number of
      Shares
   Beneficially
     Owned by
       Each
    Reporting
      Person
       With
                    -------- -------------------------------------------------------------------------------------------
                       6     SHARED VOTING POWER

                             -0-

                    -------- -------------------------------------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             -0-

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-

---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None, except through its indirect, wholly-owned subsidiary, John Hancock Advisers, LLC


---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           See line 9, above.

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 8 PAGES


-----------------------------------------                                        --------------------------------------
CUSIP No.   12541M102                                      13G                   Page  4  of  8  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, LLC
           I.R.S. No. 04-2441573

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             1,014,040

    Number of
      Shares
   Beneficially
     Owned by
       Each
    Reporting
      Person
       With
                    -------- -------------------------------------------------------------------------------------------
                       6     SHARED VOTING POWER

                             -0-

                    -------- -------------------------------------------------------------------------------------------
                       7     SOLE DISPOSITIVE POWER

                             1,014,040

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-

---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,014,040

---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.4%

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 8 PAGES



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

     Attention:  Intentional  misstatements  or  omissions  of  fact  constitute
     Federal criminal violations (See 18 U.S.C. 1001)

         Item 1(a)    Name of Issuer:
                      --------------
                      CH Energy Group Inc

         Item 1(b)    Address of Issuer's Principal Executive Offices:
                      -----------------------------------------------
                      284 South Avenue
                      Poughkeepsie, NY 12601

         Item 2(a)    Name of Person Filing:
                      ---------------------
                      This filing is made on behalf of Manulife Financial
                      Corporation ("MFC"), and MFC's indirect, wholly-owned
                      subsidiary, John Hancock Financial Services, Inc.
                      ("JHFS"), JHFS's indirect, wholly-owned subsidiary, John
                      Hancock Advisers, LLC ("JHA").

         Item 2(b)    Address of the Principal Offices:
                      --------------------------------
                      The principal business offices of MFC are located at 200
                      Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5;
                      JHFS, JHLICO and JHFS offices are located at John Hancock
                      Place, P.O. Box 111, Boston, MA 02117. The principal
                      business offices of JHA are located at 101 Huntington
                      Avenue, Boston, Massachusetts 02199.

         Item 2(c)    Citizenship:
                      -----------
                      MFC is organized and exists under the laws of Canada.
                      JHFS and JHA were organized and exist under the laws of
                      the State of Delaware.

         Item 2(d)    Title of Class of Securities:
                      ----------------------------
                      Common Stock

         Item 2(e)    CUSIP Number:
                      ------------
                      12541M102

         Item 3       If the Statement is being filed pursuant to Rule
                      ------------------------------------------------
                      13d-1(b), or 13d-2(b), check whether the person filing is a:
                      -----------------------------------------------------------

                      MFC:          (g) (X) Parent Holding Company, in accordance
                                            with ss.240.13d-1(b)(ii)(G).

                      JHFS:         (g) (X) Parent Holding Company, in accordance
                                            with ss.240.13d-1(b)(ii)(G).

                      JHA:          (e) (X) Investment Adviser registered under ss.203
                                            of the Investment Advisers Act of 1940.

         Item 4       Ownership:
                      ---------

                      (a)  Amount Beneficially Owned:
                           -------------------------
                           JHA has direct beneficial ownership of 1,014,040
                           shares of Common Stock and MFC has direct beneficial
                           ownership of 3,833 shares of Common Stock. Through
                           their parent-subsidiary relationship to MFC and JHA,
                           MFC, JHA and JHFS have indirect, beneficial ownership
                           of these same shares.


                                PAGE 5 OF 8 PAGES


                             (b)    Percent of Class:  MFC: 0002%
                                    ----------------   JHA: 6.4%

                             (c)    Number of shares as to which the person has:
                                    -------------------------------------------

                             (i)    sole power to vote or to direct the vote:
                                    JHA has sole power to vote or to direct the vote of 1,014,040 shares of Common Stock under the Advisory Agreements as follows:

                                                                                        Number    Date of Advisory
                         Fund Name                                                     of Shares  Agreement
                         ---------                                                     ---------  ---------
                         JHA Private Account                                            1,340     May 01, 2003
                         John Hancock Tax Advantaged Dividend Income Fund               368,100   February 25, 2004
                         John Hancock Preferred Income Fund III                         20,600    June 19, 2003
                         John Hancock Preferred Income Fund II                          42,000    November 29, 2002
                         John Hancock Patriot Premium Dividend Fund II                  186,200   May 06, 1992
                         John Hancock Patriot Premium Dividend Fund I                   141,350   May 06, 1992
                         John Hancock Patriot Global Dividend Fund                      112,900   July 24, 1992
                         John Hancock Patriot Select Dividend Trust                     141,550

                                    In addition, MFC has sole power to vote or to direct the vote of 3,833 shares of Common
                                    Stock.

                             (ii)   shared power to vote or to direct the vote: -0-

                             (iii)  sole power to dispose or to direct the disposition of:
                                    JHA has sole power to dispose or to direct
                                    the disposition of 1,014,040 shares of
                                    Common Stock under the Advisory Agreement
                                    noted in Item 4(c)(i) above. In addition,
                                    MFC has sole power to dispose or to direct
                                    the disposition of 3,833 shares of Common
                                    Stock.

                             (iv)   shared power to dispose or to direct the disposition of: -0-

         Item 5       Ownership of Five Percent or Less of a Class:
                      --------------------------------------------
                      Not applicable.

         Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                      ---------------------------------------------------------------
                      See Item 4.

         Item 7       Identification and Classification of the Subsidiary which Acquired
                      ------------------------------------------------------------------
                      the Security Being Reported on by the Parent Holding Company:
                      ------------------------------------------------------------
                      See Items 3 and 4 above.

         Item 8       Identification and Classification of Members of the Group:
                      ---------------------------------------------------------
                      Not applicable.

         Item 9       Notice of Dissolution of a Group:
                      --------------------------------
                      Not applicable.

         Item 10      Certification:
                      -------------
                      By signing below the undersigned certifies that, to the
                      best of its knowledge and belief, the securities referred
                      to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing
                      the control of the issuer of the securities and were not
                      acquired and are not held in connection with or as a
                      participant in any transaction having that purpose or
                      effect.




                                PAGE 6 OF 8 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                     Manulife Financial Corporation


                                                     By:      /s/Christer V. Ahlvik
                                                              ------------------------------------------------------
                                                              Name:   Christer V. Ahlvik
Dated:  February 3, 2005                                      Title:  Vice President and Corporate Secretary

                                                     John Hancock Financial Services, Inc.


                                                     By:      /s/Emanuel Alves
                                                              ------------------------------------------------------
                                                              Name:    Emanuel Alves
Dated:  February 3, 2005                                      Title:   Vice President and Corporate Secretary

                                                     John Hancock Advisers, LLC


                                                     By:      /s/Susan S. Newton
                                                              ------------------------------------------------------
                                                              Name:    Susan S. Newton
Dated:  February 3, 2005                                      Title:   Senior Vice President and Corporate Secretary









                                PAGE 7 OF 8 PAGES


EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------

     Manulife Financial Corporation,  John Hancock Financial Services, Inc., and
John  Hancock  Advisers,  LLC agree that the Initial  Schedule 13G to which this
Agreement is attached, relating to the Common Stock of CH Energy Group, Inc. is filed on behalf of each of them.


                                                     Manulife Financial Corporation


                                                     By:      /s/Christer V. Ahlvik
                                                              ------------------------------------------------------
                                                              Name:   Christer V. Ahlvik
Dated:  February 3, 2005                                      Title:  Vice President and Corporate Secretary

                                                     John Hancock Financial Services, Inc.


                                                     By:      /s/Emanuel Alves
                                                              ------------------------------------------------------
                                                              Name:    Emanuel Alves
Dated:  February 3, 2005                                      Title:   Vice President and Corporate Secretary

                                                     John Hancock Advisers, LLC


                                                     By:      /s/Susan S. Newton
                                                              ------------------------------------------------------
                                                              Name:    Susan S. Newton
Dated:  February 3, 2005                                      Title:   Senior Vice President and Corporate Secretary





                                PAGE 8 OF 8 PAGES